FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Kimber Resources Inc.

(Translation of registrant's name into English)

Suite 215 - 800 West Pender St. Vancouver, British Columbia V6C 2V6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No . ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Exhibit Index

Exhibit Number	Description
99.1	Material Change Report dated November 9, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kimber Resources Inc.
(Registrant)

By: /s/ " M.E. Hoole"

M.E. Hoole
Vice President & Corporate Secretary

Date   **November 9, 2006**

Suite 215 – 800 West Pender St
Vancouver, BC V6C 2V6

t: 604 669 2251
    866 824 1100
f: 604 669 8577

w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(1) of the *Securities Act* (British Columbia), Section 146(1)of the *Securities Act* (Alberta) and Section 75(2) of the *Securities Act* (Ontario)

Item 1.	**Name and Address of Company**

KIMBER RESOURCES INC.
215 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6

("Kimber" or the "Company")

Item 2.	**Date of Material Change**

October 30, 2006

Item 3.	**News Release**

A news release announcing the material change was issued by Kimber on October 31, 2006 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.	**Summary of Material Change**

The Company reported a resolution to the impending proxy battle with Mr. James Puplava, a director and significant shareholder and announced the resignation of Michael Hoole as a director and the appointment of Mr. Larry Bell and Dr Leanne Baker to the board of directors.

Item 5.	**Full Description of Material Change**

The full text of the news release referred to in Item 3 above announcing the material change is as follows:

"**KIMBER RESOURCES AND JAMES J. PUPLAVA ANNOUNCE PROXY CONTEST SETTLEMENT**

October 31, 2006

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber Resources is pleased to report a resolution to the impending proxy battle with Mr. James Puplava, a director and significant shareholder.

Mr. Puplava has agreed to withdraw his requisition for a shareholders meeting, to withdraw his news release of October 23, 2006 and not to proceed with a proxy battle.

The independent committee of the board of directors will continue with the investigation of allegations made by Mr. Puplava and by management and will report its findings and recommendations to Kimber's board of directors as soon as possible.

In order to help facilitate a resolution, Mr. Michael Hoole has agreed to step down as a director to allow the appointment of an independent director. The board of directors recognized Mr. Hoole's resignation as a director was not in his best interests and that he did so only for the benefit of the company. The board thanked Mr. Hoole for his contributions as a director and said it looks forward to continuing to work with him in his capacity as Vice President and Corporate Secretary of Kimber Resources.

Mr. Larry Bell was appointed as a director of the company to replace Mr. Hoole for a term ending at the annual general meeting in 2007. Mr. Bell is the non-executive chair of the board of directors of BC Hydro, one of the largest electric utilities in Canada. He is also a fellow of the Institute of Corporate Directors, a director of Goldcorp, Silver Wheaton, International Forest Products, Miramar Mining, and Hardwoods Specialty Products.

Dr. Leanne Baker has also been appointed by the board of directors to become a seventh director on the board. Dr. Baker, a former metals and mining equity analyst and managing director of Salomon Smith Barney, is managing member of Investor Resources LLC. She is also a director of Agnico-Eagle Mines, Reunion Gold Corporation, U.S. Gold Corporation, and ETFS Commodity Securities.

In addition, the board of directors has approved the nominations of Mr. Stephen Quin and Dr. Keith Barron for election at the 2006 annual general meeting of shareholders as independent directors to replace Mr. Clifford Grandison and Mr. Luard Manning whose terms of office will expire. Dr. Baker will also be nominated for election at the 2006 annual general meeting.

Mr. Robert Longe, President and CEO stated, "I am pleased a solution between the Company and Mr. Puplava has been reached. It was apparent that both sides wanted the best for the Company and its shareholders, and this agreement will allow management and the new board to get on with continuing to create value for shareholders."

Mr. James Puplava comments, "I am glad the impending proxy battle has been resolved. It is very clear to me that the Company holds great potential to grow and expand its assets in Mexico and I am pleased to have Mr. Bell and Ms. Baker join the board of directors to help guide the Company to realizing these objectives."

About Kimber

Kimber Resources Inc. holds a 100% interest in the Monterde property in the Sierra Madre of northern Mexico. On the Monterde property, The Company is advancing the Carmen gold-silver deposit towards production. The Carmen deposit, an underground mine in the 1930's, is a typical low sulphidation epithermal system, oxidized, and believed to be suitable for open pit mining. Two adjacent epithermal systems first identified in 2005, the Carotare deposit and El Orito Norte exploration target appear to be similar to the Carmen. The goal of the company is to demonstrate at least three million resource ounces from the two deposits and exploration target identified. For further information on the company visit SEDAR or the company website at www.kimberresources.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kimber Resources

Darren Klinck
Vice President, Corporate & Investor Relations
or
Robert Longe, P.Eng
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

James J. Puplava

James J. Puplava
Puplava Financial Services

San Diego, California
(858) 487 – 3939

Allen Nelson
Allen Nelson & Co.
Seattle, Washington
(206) 938 - 5783

Cautionary Statement
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control."

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable

Item 7. **Omitted Information**

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8. **Executive Officers**
Mr. Michael E. Hoole, Vice President & Secretary is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Loc. 110)

Item 9. **Date of Report**

Dated at Vancouver, British Columbia, this 9th day of November, 2006.

KIMBER RESOURCES INC.

"M. E. Hoole"

per:
Michael E. Hoole
Vice President and Secretary